                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                TSI INCORPORATED
                     --------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)

                                    872876107
                     --------------------------------------
                                 (CUSIP Number)

                            Richard D. McNeil, Esq.
                            Lindquist & Vennum, PLLP
                            4200 IDS Center
                            Minneapolis, MN 55402
                            Telephone: (612) 371-3266
                            Fax no.: (612) 371-3207

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 7, 1999
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of '240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / / .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



                               Page 1 of 10 Pages

CUSIP No. 872878107                   13D                 Page  2  of 10  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     John J. Fauth
     JJF Group, Inc., a Minnesota corporation; FEIN: 41-1942813
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
        PF,OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Mr. Fauth is a citezen of the United States.
     JJF Group, Inc. is a corporation organized under the laws of the State of Mennesota.

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 Mr. Fauth - 1,009,000 shares
 by Each Reporting                  JJF Group, Inc. - 0 shares
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power
                                    -D-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  Mr. Fauth - 1,009,000 share
                                  JJF Group, Inc. - 0 shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   -D-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,009,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     Mr. Fauth -IN; JJF Group, Inc. - Co




                               Page 2 of 10 Pages
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ITEM 1. SECURITY AND ISSUER.

           This Schedule 13D (the "Statement") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of TSI Incorporated, a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 500 Cardigan Road, Shoreview, MN 55126.

ITEM 2. IDENTITY AND BACKGROUND.

           (a) This Schedule 13D is being filed on behalf of John J. Fauth, an individual, and JJF Group, Inc., a Minnesota corporation.

           (b) The business address of each of Mr. Fauth and JJF Group, Inc. is 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, MN 55402.

           (c) Mr. Fauth's present principal employment is as Chairman and Chief Executive Officer of Churchill Industries, Inc. and Chairman of Churchill Capital, Inc., both of which are located at the address set forth in 2(b) above. Mr. Fauth is also President and Chief Executive Officer of JJF Group, Inc.

           (d)-(e) During the last five years, neither Mr. Fauth nor JJF Group, Inc. (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Fauth is a citizen of the United States. JJF Group, Inc. is a corporation organized under the laws of the State of Minnesota.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Mr. Fauth reported on the original filing of this Schedule 13D, that he had purchased a total of 652,000 shares of Common Stock for cash in the amount of approximately $5,915,716, including brokerage commissions. On July 7, 1999, Mr. Fauth purchased an additional 357,000 shares of Common Stock for cash in the amount of approximately $4,819,500. All of the shares were purchased in open market transactions with personal funds and funds borrowed in a margin account). A copy of the form of margin agreement pertinent to this filing is attached as Exhibit 1 and incorporated by reference in the original filing of this Schedule 13D.



                               Page 3 of 10 Pages

ITEM 4. PURPOSE OF TRANSACTION.

           Mr. Fauth acquired the shares of Common Stock that are the subject of this Schedule 13D in order to obtain an equity position in the Company with a view toward acquiring the Company. On November 25, 1998 Mr. Fauth met with two members of the Company's Board of Directors to discuss his interest in the Company and on March 1, 1999 he met with James Doubles, the Company's President, to make his acquaintance and discuss Mr. Fauth's interest in the Company. On approximately March 11, 1999 Mr. Fauth wrote a letter to the Company communicating an interest in commencing negotiations to acquire all of the Company's outstanding Common Stock in a negotiated transaction for a cash price above the price per share at which the Common Stock has historically traded. A copy of the letter is attached as Exhibit 2 to the original filing of this
Schedule 13D. On April 27, 1999 Mr. Fauth received a letter from the Company stating that the Board of Directors of the Company did not wish to pursue discussions with Mr. Fauth at that time. A copy of that letter was attached as
Exhibit 3 to the original filing of this Schedule 13D.

           On June 14, 1999, Mr. Fauth sent a formal offer letter to the Company proposing to purchase the Company at a price of $12.50 per share. Included with the offer was notice of various proposals which Mr. Fauth intends to raise at the upcoming annual meeting of the Company's shareholders. These include election of nominees to the Company's Board of Directors and various amendments to the Company's Bylaws. A copy of his letter and the notice were attached as
Exhibit 4 to Amendment No. 1 to this Schedule 13D.

           Mr. Fauth believes that to optimize shareholder value the Company should be privately held. Mr. Fauth is currently planning to attempt to elect persons to the Company's Board of Directors at the next regular meeting of shareholders who will seek to maximize the value of the Common Stock through a sale of the Company. Such a sale, if implemented, would likely involve a tender offer for some or all of the Common Stock or a merger with an acquiring entity, and would likely result in termination of the Company's registration as a public company under the Securities Exchange Act of 1934, as amended, and delisting of the Common Stock from the Nasdaq National Market. Mr. Fauth has incorporated JJF Group, Inc. to serve as an acquisition vehicle should either a tender offer or merger occur.

           On July 2, 1999, Mr. Fauth and JJF Group, Inc. filed with the Commission and commenced distribution of a definitive proxy statement to the Company's shareholders to solicit proxies for the Company's annual meeting scheduled for July 22, 1999. In the proxy statement, which is incorporated by reference as Exhibit 6 hereto, Mr. Fauth is proposing himself and two other candidates for election to the Company's board and various amendments to the Company's articles of incorporation and bylaws which would make it more difficult for the Company's current Board of Directors to impede an acquisition of the Company.

           Depending upon the course of action he decides to pursue, Mr. Fauth may continue to increase his investment in the Company through the acquisition of additional shares of Common


                               Page 4 of 10 Pages

Stock in the open market or otherwise, subject to availability at prices deemed favorable by him. Alternatively, he may decide to sell any or all of the shares of Common Stock beneficially owned by him in the open market or otherwise. The foregoing represents the range of activities presently contemplated by Mr. Fauth, and his plans, proposals and activities are subject to change at any time depending on, among other things, the actions of the Company's Board of Directors, the Company's performance and conditions in the public securities markets.

           Except as set forth above, Mr. Fauth has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of the date this filing is made, Mr. Fauth beneficially owns 1,009,000 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock of the Company. The foregoing percentage is based upon 11,232,816 shares of Common Stock reported outstanding as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999, as filed by the Company with the Securities and Exchange Commission. At present, JJG Group, Inc. beneficially owns no shares of the Company.

           (b) Mr. Fauth has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns. JJF Group, Inc. holds no shares of the Company and has no power to vote or dispose of shares of its Common Stock.

           (c) Transactions in the Common Stock effected by Mr. Fauth in the last 60 days are described on the attached Schedule A and incorporated herein by reference. All such transactions were purchases effected in the open market. JJF Group, Inc. has had no transactions in the Common Stock of the Company.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Neither Mr. Fauth nor JJF Group, Inc. has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company other than the following:

           On July 7, 1999, Mr. Fauth entered into a Stock Purchase Agreement dated July 7, 1999 with First American Asset Management and purchased 357,000 shares of Common Stock of TSI Incorporated at a purchase price of $13.50 per share, for a total purchase price of $4,819,500. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 7.


                               Page 5 of 10 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                          DESCRIPTION

     1             Form of Margin Loan Agreement*
     2             Letter to TSI Incorporated dated March 11, 1999*
     3             Letter from TSI Incorporated dated April 27, 1999*
     4             Letter to TSI Incorporated dated June 14, 1999*
     5             Joint Filing Agreement
     6             Definitive Proxy Statement of John J. Fauth and JJF Group,
                   Inc. for the Annual Meeting of Shareholders of TSI
                   Incorporated (SEC file number: 000-02958), as filed with the Commission on July 2, 1999 and as amended from time to time, incorporated herein by reference to such filing.
     7             Stock Purchase Agreement dated July 6,1999 between John J.
                   Fauth and First American Asset Management.

----------------------
* Previously filed.



                               Page 6 of 10 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   July 7, 1999

                                      /s/ John J. Fauth
                                      -----------------------------
                                       John J. Fauth

                                      JJF GROUP, INC.


                                      By:   /s/ John J. Fauth
                                      -----------------------------
                                      Its: President and Chief Executive Officer




                               Page 7 of 10 Pages

                                   SCHEDULE A


                           No. of Shares Purchased
         Date              in the Last Sixty Days             Price Per Share
         ----              ----------------------             ---------------
       5/24/99                     42,000                         10.0908
       5/26/99                      2,500                         10.50
       5/27/99                     80,000                         10.9375
       7/07/99                    357,000                         13.50



                               Page 8 of 10 Pages